Kineon, Inc.

ANNUAL REPORT

4840 Rebel Trail
Atlanta, GA 30327
(470) 338-2072
https://kineon.io/

This Annual Report is dated April 16, 2026.

BUSINESS

Business Model

Kineon sells devices through a sales site on Shopify and Amazon and marketing through multiple channels such as paid ads, email marketing, affiliate partnerships, medical practitioner partnerships, and global distributors.

Previous Offerings

Final amount sold: $476754.06 from 274 investments

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

For the year ended December 31, 2025, compared to year ended December 31, 2024:

Revenue

Gross revenue for fiscal year 2025 was $8,152,964 compared to $13,308,884 in fiscal year 2024, a decrease of approximately 39%. The decline was primarily driven by a significant reduction in Shopify channel sales, which decreased from $12,438,683 (gross) in 2024 to $5,802,101 in 2025, reflecting the Company's strategic reallocation of marketing spend and channel optimization. This was partially offset by growth in the Amazon channel, which increased from $469,362 to $1,531,500, and the launch of Wholesale ($650,911) and Distributor ($144,610) channels in 2025. After discounts and refunds, net revenue was $6,785,478 in 2025 compared to $10,281,381 in 2024.

Cost of Sales

Cost of Sales for fiscal year 2025 was $1,279,184 compared to $1,912,383 in fiscal year 2024, a decrease of approximately 33%. COGS consisted primarily of product costs ($1,116,933) and freight-in ($162,096). Gross margin as a percentage of net revenue remained stable at approximately 81% in both periods.

Expenses

Total operating expenses for fiscal year 2025 were $5,942,182 compared to $9,964,782 in 2024, a decrease of approximately 40%. Marketing remained the largest category at $3,614,340 (2024: $7,418,012), including $2,048,564 in paid advertising across Facebook, Google, YouTube, and Amazon. The significant reduction in marketing spend reflects the Company's shift toward more efficient customer acquisition strategies. General and administrative expenses were $1,426,417 (2024: $1,473,695), operations were $377,779 (2024: $574,220), and fees were $379,043 (2024: $498,855).

Net Income

Net loss for fiscal year 2025 was ($506,469) compared to ($1,856,509) in fiscal year 2024. The Company reduced its net loss by approximately 73%, reflecting improved operational efficiency and disciplined cost management despite lower revenue. Customer acquisition cost (CAC) improved from approximately $204 per unit in 2024 to $160 in 2025.

Assets

Total assets as of December 31, 2025 were $1,153,932 compared to $1,399,895 as of December 31, 2024, a decrease of approximately 18%. Current assets of $1,144,337 included cash of $591,785, inventory of $364,570 (plus $117,056 in inventory clearing), accounts receivable of $48,547, and other current assets.

Cash

Cash and cash equivalents as of December 31, 2025 were $591,785 compared to $488,585 as of December 31, 2024, an increase of approximately 21%, reflecting improved cash management.

Debt

Total current liabilities were $3,090,556 as of December 31, 2025 compared to $2,930,050 as of December 31, 2024. This included accounts payable of $1,239,218, credit card balances of $250,052, deferred revenue of

$811,779 (of which $678,812 relates to Indiegogo crowdfunding obligations), and financing facilities including ClearCo ($249,763), Settle LOC ($184,051), and CAPEC ($240,818). The Company had no long-term debt outstanding in either period.

There were no transactions since the beginning of the last fiscal year, or any currently proposed transactions, in which the amount involved exceeds five percent (5%) of the aggregate amount of capital raised.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of $591,785.21.

Debt

The Company DOES have outstanding debt. Short-term debt (2025): $3,090,556.22; Short-term debt (2024): $2,930,050.39. No long-term debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Edward Douglas Sanderson is no longer CFO, but is a board member.

Jason Hershman now serves as the Company's Chief Financial Officer, appointed in December 2025. He oversees all financial operations, reporting, and strategic financial planning for the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Forrest Edward Smith's Percent of class: 45.99%

Thomas Stanley Sanderson's Percent of class: 32.14%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock.

Common Stock
• Authorized: 25,000,000
• Outstanding: 20,000,000
• Voting Rights: 1 vote per share. Please see Voting Rights of Securities Sold in this Offering.
• Material Rights: Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this

rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our GUT+ and BRAIN+. Delays or cost overruns in the development of our GUT+ and BRAIN+ and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new

products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively limited revenue, 3.5M+ to date. If you are investing in this company, it's because you think that The MOVE+, GUT+ and BRAIN+ is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Furthermore, due to constant reinvestment into the team, marketing, R&D and products, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

It may be difficult to effect service of process and enforce judgments against directors and officers located internationally.

Thomas Stanley Sanderson and Edward Douglas Sanderson, COO/Director & CFO/Director, respectively, are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Kineon, Inc.

By /s/ *Forrest Edward Smith*

Title: CEO, Director

By /s/ *Forrest Edward Smith*

Name: Forrest Edward Smith

Title: CEO, Director

By /s/ *Jason Hershman*

Name: Jason Hershman

Title: CFO

By /s/ *Edward Douglas Sanderson*

Name: Edward Douglas Sanderson

Title: Director & Co-Founder

By /s/ *Thomas Stanley Sanderson*

Name: Thomas Stanley Sanderson

Title: COO, Co-Founder

Exhibit A
FINANCIAL STATEMENTS

Kineon Inc
Balance Sheet
As of December 31, 2025

	Total
ASSETS	
Current Assets	
Bank Accounts	
11001 Mercury Savings - 0589	0.00
11002 Mercury Checking - 0429	132,595.22
11003 Mercury Side Saver Tax & Shipping - 0672	0.13
11010 Chase Main Operating (9219)	5,410.98
11020 Chase Receive Currency (9235)	0.00
11030 Chase Send Currency (9227)	19,126.34
11041 Wise-USD	6,053.30
11043 Wise-GBP	1,452.69
11061 PayPal-USD	4,814.32
11062 PayPal-AUD	0.00
11063 PayPal-CAD	0.00
11064 PayPal-CHF	0.00
11065 PayPal-CZK	0.00
11066 PayPal-DKK	0.00
11067 PayPal-EUR	0.00
11068 PayPal-GBP	0.00
11069 Paypal-HKD	0.00
11070 PayPal-HUF	0.00
11071 PayPal-ILS	0.00
11072 PayPal-JPY	0.00
11073 PayPal-NZD	0.00
11074 PayPal-PHP	0.00
11075 PayPal-PLN	0.52
11076 PayPal-SEK	0.00
11077 PayPal-SGD	0.00
11078 PayPal-THB	0.00
11111 Stripe Clearing Account	0.00
11112 Shopify Clearing Account	76,112.18
11113 Amazon Pay Clearing	0.00
11114 Amazon Clearing Account	185,954.08
11115 TrueMed Clearing Account	302.12
11118 Pay with Flex Clearing Account	69,002.16
11121 Other Clearing Account	61,553.68
11122 Indiegogo Clearing	29,043.72
11130 Settle Clearing Out	0.00
11300 Deposits in Transit	
11310 Bill.com Money In Clearing	384.00
11320 Bill.com Money Out Clearing	-20.23
Total 11300 Deposits in Transit	**$ 363.77**
Total Bank Accounts	**$ 591,785.21**

Accounts Receivable		
12110 Accounts Receivable		48,546.73
12111 Accounts Receivable - GBP		0.00
Accounts Receivable (A/R) - MYR		0.00
Total Accounts Receivable	$	**48,546.73**
Other Current Assets		
13020 Undeposited Funds		14,317.93
13100 Inventory Asset		364,570.46
13300 Prepaid Expenses		7,946.99
13400 Prepaid Business Insurance		-0.02
13500 Employee Advances		113.65
13800 Short term loans		0.00
13999 Inventory Clearing		117,056.00
Total Other Current Assets	$	**504,005.01**
Total Current Assets	$	**1,144,336.95**
Fixed Assets		
14060 Computers and Equipment		4,436.21
14069 Computers and Equipment Accumulated Depreciation		-2,341.37
Total 14060 Computers and Equipment	$	**2,094.84**
Total Fixed Assets	$	**2,094.84**
Other Assets		
15100 Deposits		7,500.00
15200 Intangibles		0.00
Total Other Assets	$	**7,500.00**
TOTAL ASSETS	$	**1,153,931.79**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
21110 Accounts Payable - USD		1,220,407.34
21120 Accounts Payable (A/P) - CNY		0.00
21130 Accounts Payable (A/P) - EUR		0.00
21140 Accounts Payable (A/P) - GBP		15,693.88
21150 Accounts Payable (A/P) - MXN		0.00
21160 Accounts Payable (A/P) - MYR		0.00
21170 Accounts Payable (A/P) - PHP		0.00
Accounts Payable (A/P) - AED		60.39
Accounts Payable (A/P) - CAD		3,056.16
Total Accounts Payable	$	**1,239,217.77**
Credit Cards		
21210 Amex CC 21001		0.00
21211 Amex CC 61001		0.00
21212 Amex CC 61000		0.00
21213 Amex CC 01005		35,492.90
21214 Amex CC 51009		0.00
21215 Amex CC 71003		24,409.63
21220 Chase CC - 3691		42,121.06
21225 Chase CC - 5925		88,300.75
21240 Ramp CC		5,002.70

21250 Mercury Credit Card			659.00
21260 CAPITAL ONE CC 7503			54,066.01
Total Credit Cards		$	**250,052.05**
Other Current Liabilities			
21300 Accrued Expenses			15,902.02
21400 Deferred Revenue			132,966.71
21410 Customer Deposits			0.00
21420 Indiegogo Deferred Revenue			678,812.00
Total 21400 Deferred Revenue		$	**811,778.71**
21600 Sales Tax Payable			98,515.63
21900 Other Current Liabilities			
21910 Gift card Liability			457.79
21930 Line of Credit - Current			0.00
21960 ClearCo Finance			249,763.12
21970 Settle LOC			184,051.13
21980 CAPEC Inc			240,818.00
Total 21900 Other Current Liabilities		$	**675,090.04**
Total Other Current Liabilities		$	**1,601,286.40**
Total Current Liabilities		$	**3,090,556.22**
Long-Term Liabilities			
22100 Note Payable - Noncurrent			
22110 Wayflyer Loan			0.00
Total 22100 Note Payable - Noncurrent		$	**0.00**
29000 Intercompany Payable - Reviiv Light LLC			0.00
Total Long-Term Liabilities		$	**0.00**
Total Liabilities		$	**3,090,556.22**
Equity			
33000 Equity			
33010 Owner's Equity			128,850.00
33100 Common Stock			560,801.00
Total 33000 Equity		$	**689,651.00**
37000 Retained Earnings			-2,082,736.79
39000 Opening Balance Equity			-37,069.46
Net Income			-506,469.18
Total Equity		-$	**1,936,624.43**
TOTAL LIABILITIES AND EQUITY		$	**1,153,931.79**

Profit and Loss
Kineon Inc
January-December, 2025

Distribution account	Total
Income	
40000 Product Sales	
40400 Discounts	
40430 Refunds	-1,003.28
Total for 40400 Discounts	**-$1,003.28**
41000 Amazon	
41100 Amazon Sales	1,527,958.32
41150 Amazon Shipping	3,541.21
41400 Amazon Discounts	-14,725.39
41430 Amazon Refunds	-244,643.85
Total for 41000 Amazon	**$1,272,130.29**
42000 Shopify	
42100 Shopify Sales	5,645,544.36
42150 Shopify Shipping	156,556.25
42400 Shopify Discounts	-663,689.29
42430 Shopify Refunds	-308,992.38
Total for 42000 Shopify	**$4,829,418.94**
43000 Crowdfunded	
43100 Crowdfunded Sales	8,238.00
43430 Crowfunded Refunds	-5,366.00
Total for 43000 Crowdfunded	**$2,872.00**
44000 Wholesale	
44100 Wholesale Sales	650,911.01
44400 Wholesale Discounts	-71,326.14
44430 Wholesale Refunds	-1,240.00
Total for 44000 Wholesale	**$578,344.87**
44500 Distributor	
44510 Distributor Sales	144,610.00
44530 Distributor Discounts	-56,500.00
Total for 44500 Distributor	**$88,110.00**
45000 Retail	
45100 Retail Sales	13,856.93
Total for 45000 Retail	**$13,856.93**
49000 Other Income	50.00
Total for 40000 Product Sales	**$6,783,779.75**
(other) income	1,000.00
Sales of Product Income	698.00
Total for Income	**$6,785,477.75**

Cost of Goods Sold	
50000 Cost of Goods Sold	156.00
51000 Product	5,657.80
51100 Product Amazon	199,485.18
51200 Product Shopify	785,677.26
51300 Product Crowfunded	1,573.96
51400 Product Wholesale	100,446.35
51450 Product Distributor	24,092.06
Total for 51000 Product	**$1,116,932.61**
52000 Freight In	162,095.58
Total for 50000 Cost of Goods Sold	**$1,279,184.19**
Total for Cost of Goods Sold	**$1,279,184.19**
Gross Profit	**$5,506,293.56**
Expenses	
61000 Operations	
61100 Payroll	
61180 Contract Labor	31,650.00
Total for 61100 Payroll	**$31,650.00**
61400 Warehousing/ Storage	47,716.60
61500 Freight Out	281,828.25
61550 Fulfillment Costs	16,584.40
Total for 61000 Operations	**$377,779.25**
62000 Sales	
62400 Sales Costs	
62430 Trade Shows	6,065.41
62480 Sales Commissions and Royalties	42,698.02
Total for 62400 Sales Costs	**$48,763.43**
Total for 62000 Sales	**$48,763.43**
63000 Marketing	10,493.00
63100 Payroll	
63180 Contract Labor	260,217.51
Total for 63100 Payroll	**$260,217.51**
63190 T&E	
63191 Travel	636.96
63192 Meals	46.00
Total for 63190 T&E	**$682.96**
63200 Consultants	22,779.52
63300 Software / Subscriptions	20,781.98
63400 Marketing Costs	69,825.95
63410 Website and Branding	99,146.87
Total for 63400 Marketing Costs	**$168,972.82**
63500 Advertising & Promotional	16,017.64
63510 Paid Advertising	

63511 Paid Advertising - Facebook	1,166,194.52
63512 Paid Advertising - Google	642,882.37
63514 Paid Advertising - Youtube	21,424.25
63517 Paid Advertising - Amazon	218,063.12
Total for 63510 Paid Advertising	**$2,048,564.26**
63520 Third Party Promotions	12,658.00
63530 Agency	256,736.76
63540 Public Relations	32,262.87
63550 SEO Advertising	34,800.00
63560 Brand Partnerships & Ambassadors	27,350.00
63561 Brand Partnerships & Ambassadors	48,203.15
63562 Brand Partnerships & Ambassadors - Affiliate Commissions	9,777.82
63563 Brand Partnerships & Ambassadors - Affiliates & Content Creators	258,072.20
63564 Brand Partnerships & Ambassadors - Influencer Outreach	26,850.47
63565 Brand Parterships & Ambassadors - Sponsorship	8,435.50
63566 Brand Partnerships & Ambassadors - Podcast/Radio Advertising	35,978.94
Total for 63560 Brand Partnerships & Ambassadors	**$414,668.08**
63580 Publications & Newsletters	906.10
63590 Advertising Other	-8,563.40
63591 Advertising Other	85,755.38
63592 Advertising Other - Promos, Samples, Gifts	110.98
Total for 63590 Advertising Other	**$77,302.96**
Total for 63500 Advertising & Promotional	**$2,893,916.67**
63600 Production (Photo / Video)	187,530.00
66990 Misc	48,965.60
Total for 63000 Marketing	**$3,614,340.06**
66000 Research and Development	641.35
66200 Consultants	29,080.00
66300 Software	66,800.00
Total for 66000 Research and Development	**$96,521.35**
74000 General and Administrative	
74100 Payroll	
74130 Bonus	133.22
74180 Contract Labor	54,248.63
Total for 74100 Payroll	**$54,381.85**
74190 T&E	54.38
74191 Travel	28,412.59
74192 Meals	14,973.11
74193 Entertainment	29.97
Total for 74190 T&E	**$43,470.05**
74200 Consultants	873,840.25
74410 Professional Fees	26,540.45
74411 Accounting	83,468.06

74412 Legal	2,187.57
74414 Other	8,382.61
Total for 74410 Professional Fees	**$120,578.69**
74420 HR and Employee	
74422 Professional Development	6.00
74423 Training	94.00
Total for 74420 HR and Employee	**$100.00**
74430 Occupancy	
74432 Utilties	270.77
74434 Repairs & Maintenance	580.38
Total for 74430 Occupancy	**$851.15**
74440 Supplies & Equpiment	410.00
74441 Office Supplies	12,344.24
74442 Office Equipment	903.32
74443 Postage & Shipping	206.90
Total for 74440 Supplies & Equpiment	**$13,864.46**
74450 IT, Software & Subscriptions	3,075.00
74451 Software & Subscriptions	234,674.46
74453 Voice & Data	1,485.35
74454 IT Consultants	17,558.05
Total for 74450 IT, Software & Subscriptions	**$256,792.86**
74460 Fees	235.50
74461 Bank Fees	38,556.59
74462 Merchant Fees	333,030.14
74463 Licenses & Fees	7,221.24
74464 Dues & Subscriptions	18,596.83
Total for 74460 Fees	**$397,640.30**
74500 Insurance	38,504.19
74990 Misc	4,753.92
Total for 74000 General and Administrative	**$1,804,777.72**
Total for Expenses	**$5,942,181.81**
Net Operating Income	**-$435,888.25**
Other Income	
81000 Other income	
81100 Interest Income	0.13
81200 Other Income	14,486.22
82200 Realized Gain	65.91
Total for 81000 Other income	**$14,552.26**
Total for Other Income	**$14,552.26**
Other Expenses	
Unrealized Gain or Loss	0.00
85000 Other Expenses	
85020 Realized Loss	3,076.66

85030 Other Expenses	836.00
85100 Depreciation & Amortization	1,478.76
85200 Interest Expense	19,588.59
85300 Taxes	22,095.24
85400 Prior Period Expenses	125.60
Total for 85000 Other Expenses	**$47,200.85**
85010 Unrealized Loss	37,932.86
Reconciliation Discrepancies	-0.52
Total for Other Expenses	**$85,133.19**
Net Other Income	**-$70,580.93**
Net Income	**-$506,469.18**

Kineon Inc — StartEngine Form C-AR: Financial Information

Use "-" prefix for negative values per StartEngine instructions (e.g. -100.50)

Field	2025	2024
FINANCIAL INFORMATION (StartEngine Form Fields)		
Total Assets	1,153,931.79	1,399,895.13
Cash equivalents	591,785.21	488,584.83
Accounts received	48,546.73	-
Short term debt	3,090,556.22	2,930,050.39
Long term debt	-	-
INCOME STATEMENT		
Revenue / Sales	6,785,477.75	10,281,758.84
Cost of Goods Sold	1,279,184.19	1,912,382.56
Gross Profit	5,506,293.56	8,369,376.28
Total Expenses	5,942,181.81	9,964,782.06
Net Operating Income	(435,888.25)	(1,595,405.78)
Other Income	14,552.26	14,080.23
Other Expenses	85,133.19	275,183.46
Net Income	(506,469.18)	(1,856,509.02)
CASH FLOW STATEMENT		
Net cash from operating activities	17,459.31	164,452.70
Net cash from investing activities	-	(11,936.21)
Net cash from financing activities	100,000.00	(104,595.06)
Net cash increase for period	117,459.31	47,921.43
Cash at beginning of period	488,643.83	
Cash at end of period	606,103.14	
ADDITIONAL BALANCE SHEET DETAIL		
Total Current Assets	1,144,336.95	1,388,821.53
Inventory	364,570.46	212,263.34
Total Fixed Assets	2,094.84	3,573.60
Total Other Assets (Deposits)	7,500.00	7,500.00
Total Accounts Payable	1,239,217.77	1,142,009.66
Total Credit Cards	250,052.05	160,152.89
Deferred Revenue	811,778.71	610,978.67
Sales Tax Payable	98,515.63	25,271.83
Total Current Liabilities	3,090,556.22	2,930,050.39
Total Long-Term Liabilities	-	-
Total Liabilities	3,090,556.22	2,930,050.39
Total Equity	(1,936,624.43)	(1,530,155.25)
Retained Earnings	(2,082,736.79)	(226,227.77)

Source / Notes
Balance Sheet: TOTAL ASSETS
Balance Sheet: Total Bank Accounts
Balance Sheet: Total Accounts Receivable
Balance Sheet: Total Current Liabilities
Balance Sheet: Total Long-Term Liabilities

P&L: Total for Income
P&L: Total for Cost of Goods Sold
P&L: Revenue minus COGS
P&L: Total for Expenses
P&L: Net Operating Income
P&L: Total for Other Income
P&L: Total for Other Expenses
P&L: Net Income

Cash Flow: Operating Activities
Cash Flow: Investing Activities
Cash Flow: Financing Activities
Cash Flow: Net cash increase
Cash Flow: Beginning cash
Cash Flow: Ending cash

Balance Sheet
Balance Sheet: 13100 Inventory Asset
Balance Sheet
Balance Sheet
Balance Sheet
Balance Sheet
Balance Sheet: incl. Indiegogo
Balance Sheet
Balance Sheet
Balance Sheet
Balance Sheet
Balance Sheet
Balance Sheet

| | Preferred Stock | | Common stock | | Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	1,000,000	1,000	1,000,000	1,000	-	-	2,000
Shares issued for services	-	-	-	-	-	-	-
Contributed capital	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(200,000)	(200,000)
December 31, 2013	1,000,000	$ 1,000	1,000,000	$ 1,000	$ -	$ (200,000)	$ (198,000)
Shares issued for services	-	-	500,000	500	99,500	-	100,000
Stock option compensation	-	-	-	-	50,000	-	50,000
Net income (loss)	-	-	-	-	-	(150,000)	(150,000)
December 31, 2014	1,000,000	$ 1,000	1,500,000	$ 1,500	$ 149,500	$ (350,000)	$ (198,000)
Shares issued for debt conversion	-	-	100,000	100	99,900	-	100,000
Shares issued for cash	-	-	1,000,000	1,000	999,000	-	1,000,000
Shares issued for services	-	-	10,000	10	9,990	-	10,000
Conversion of preferred stock	(1,000,000)	(1,000)	1,000,000	1,000	-	-	-
Discount on convertible debt	-	-	-	-	50,000	-	50,000
Stock option compensation	-	-	-	-	40,000	-	40,000
Net income (loss)	-	-	-	-	-	(50,000)	(50,000)
December 31, 2015	-	$ -	3,610,000	$ 3,610	$ 1,348,390	$ (400,000)	$ 952,000

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

Kineon Inc was formed in September 2021 ("Inception") in the State of Delaware. The financial statements of Kineon Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, Georgia.

Kineon Inc. is a health technology company that designs and delivers wearable devices that use red light therapy to support improved mobility, reduced discomfort, and faster recovery for individuals dealing with chronic pain, injury, or age-related joint issues.

What makes Kineon unique is its scientifically-informed light therapy devices to provide clinical-level recovery at home—empowering users to take control of their recovery without medication or invasive procedures. Additionally, Kineon is building a connected ecosystem through devices that focus on different areas, along with an integrated app, allowing users to track pain levels, monitor progress over time, and access guided recovery resources, creating a more personalized and measurable path to long-term joint health. Kineon Inc. recognizes revenues from the sale of photobiomodulation therapy devices and accessories through direct-to-consumer, wholesale, distributor, and retail channels.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company recognizes recognize revenues from the sale of photobiomodulation therapy devices and accessories through direct-to-consumer, wholesale, distributor, and retail channels in accordance with ASC 606. Revenue is recognized when control of the product transfers to the customer, which generally occurs upon shipment. The Company records revenue net of discounts and returns when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
As of December 31, 2025, no shares of common stock have been issued for services. The Company established the 2024 Equity Incentive Plan authorizing up to 2,500,000 shares for issuance. Options and RSUs are granted to employees and service providers and are measured at fair value on the grant date using the Black-Scholes valuation model.
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware and Georgia state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority. The Company is subject to examination for tax returns filed in the past three years.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company finances its operations and inventory purchases through a combination of product revenue, crowdfunding, and short-term credit facilities. As of December 31, 2025, the Company had the following outstanding obligations:Accounts payable totaled $1,239,218, including obligations denominated in USD and GBP related to inventory suppliers and service providers.Credit card facilities totaled $250,052, comprised of American Express, Chase, Ramp, Mercury, and Capital One corporate cards used for operating expenditures.Other current liabilities totaled $1,601,286, including: (i) deferred revenue of $811,779, of which $678,812 relates to unfulfilled Indiegogo crowdfunding obligations; (ii) ClearCo Finance of $249,763, representing inventory-based revenue financing; (iii) Settle Line of Credit of $184,051, used for working capital purposes; (iv) CAPEC Inc obligation of $240,818; (v) accrued expenses of $15,902; and (vi) sales tax payable of $98,516.Total current liabilities were $3,090,556 as of December 31, 2025 compared to $2,930,050 as of December 31, 2024. The Company had no long-term debt outstanding as of December 31, 2025.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. As of December 31, 2025, the Company operates as a remote-first business without any long-term facility leases. The Company utilizes third-party warehousing arrangements for inventory storage and fulfillment, which are cancelable with reasonable notice. The Company is not party to any capital expenditure commitments or letters of credit. The Company uses ClearCo and Settle as short-term revolving credit facilities to support inventory purchases, as described in Note 3.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 25,000,000 shares of our common stock with par value of $0.0001. As of December 31, 2025 the company has currently issued 20,668,015 shares of our common stock.

As of December 31, 2025, the Company had not authorized any preferred shares. The Company established the 2024 Equity Incentive Plan (the "2024 Plan"), under which 2,500,000 shares of common stock are reserved for issuance. As of December 31, 2025, options and RSUs covering 970,260 shares were outstanding under the 2024 Plan.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2025, Forrest Smith (CEO) and members of the Smith family collectively hold approximately 48% of issued and outstanding common shares. Tom Sanderson and members of the

Sanderson family collectively hold approximately 36% of outstanding common shares. Together, these affiliated shareholder groups represent approximately 85% of the Company's outstanding common stock. There were no advances, intercompany loans, or non-ordinary-course transactions between the Company and related parties during the years ended December 31, 2025 and 2024 that require separate disclosure.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through [March 18, 2026], [March 18, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Name	Common (CS)	Under Kineon, Inc. - 2024 Equity Incentive Plan	Outstanding Shares	Fully Diluted Shares	Outstanding Ownership	Fully Diluted Ownership
74 Forrest E. Smith	10,638,298		10,638,298	10,638,298	51.472%	45.918%
79 Tom Sanderson	7,446,809		7,446,809	7,446,809	36.031%	32.143%
91 Edward Sanderson	1,063,830		1,063,830	1,063,830	5.147%	4.592%
71 William C. Smith	638,298		638,298	638,298	3.088%	2.755%

I, Forrest Edward Smith, Chief Executive Officer of Kineon Inc. hereby certify that the financial statements of Kineon Inc. and notes thereto for the periods ending December 31, 2024 and December 31 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Kineon has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 26th of March 2026.

Forrest Smith,
Chief Executive Officer
March 26th, 2026